FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: 001-33821

VISIONCHINA MEDIA INC.

(Translation of registrant’s name into English)

1/F Block No. 7 Champs Elysees

Nongyuan Road, Futian District

Shenzhen 518040

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VISIONCHINA MEDIA INC.

By:	/S/ LIMIN LI
Name:	Limin Li
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: March 4, 2011

Exhibit 99.1

VisionChina Media Inc. Announces Counter-Suit Commenced by Former Shareholders of

Digital Media Group Company Limited

BEIJING, March 2, 2011 /PRNewswire-Asia/ — VisionChina Media Inc. (“VisionChina Media” or the “Company”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, today announced that it, together with its wholly-owned subsidiary Vision Best Limited (“Vision Best”), were named in a lawsuit commenced on February 25, 2011 by Shareholder Representative Services, LLC, Oak Investment Partners XII, Limited Partnership, Gobi Partners, Inc., Gobi Fund, Inc., and Gobi Fund II, L.P. (collectively, the “Former Digital Media Group Shareholders”) in the Supreme Court of the State of New York, New York County, relating to VisionChina Media’s November 16, 2009 acquisition of Digital Media Group Company Limited (“Digital Media Group”).

The lawsuit is a counter-suit to a lawsuit filed by VisionChina Media and Vision Best on December 27, 2010 against the Former Digital Media Group Shareholders. The Former Digital Media Group Shareholders’ complaint alleges that VisionChina Media and Vision Best breached certain agreements related to the Company’s acquisition of Digital Media Group, by allegedly declining to make certain installment payments that the Former Digital Media Group Shareholders claim they were entitled to receive, and allegedly declining to take other steps to facilitate the transfer of Company stock that the Former Digital Media Group Shareholders are entitled to receive in connection with the acquisition. According to the complaint, the Former Digital Media Group Shareholders are seeking specific enforcement of the contracts at issue, compensatory damages in an amount to be determined at trial, permanent and preliminary injunctive relief and such other relief as the court deems just and proper.

Also on February 25, 2011, the Former Digital Media Group Shareholders filed two motions against VisionChina Media and Vision Best in their newly-filed lawsuit. They submitted a motion for attachment, seeking an order of attachment in the amount of $30 million against VisionChina Media and Vision Best and directing them to transfer assets into the State of New York to satisfy a prospective judgment. They also filed a motion in the new lawsuit for a preliminary injunction, seeking a preliminary order that VisionChina Media and Vision Best remove the restrictive legend on certain VisionChina Media stock received by the Former Digital Media Group Shareholders in connection with the acquisition, and provide consents or authorizations required to convert the Company’s stock that the Former Digital Media Group Shareholders are entitled to receive to American Depository Shares and make them freely tradable.

The Company and Vision Best believe that the Former Digital Media Group Shareholders’ claims and related motions are without merit and intend to vigorously defend the claims and oppose the motions. The motions are scheduled to be presented for the New York court’s consideration on March 15, 2011.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of September 30, 2010, VisionChina Media’s advertising network included 128,139 digital television displays on mass transportation systems in 23 of China’s economically prosperous cities, including Beijing, Shanghai, Guangzhou and Shenzhen. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports and other entertainment programming. For more information, please visit http://www.visionchina.cn.

For investor and media inquiries, please contact:

In China:

Mr. Colin Wang

Investor Relations Director

VisionChina Media Inc.

Tel: +86-135-1001-0107

Email: colin.wang@visionchina.cn

Mrs. Helen Plummer

Investor Relations Adviser

VisionChina Media Inc.

Tel: +86-139-1167-2124

Email: helen.plummer@visionchina.cn

In the United States:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

E-mail: jessica.cohen@ogilvypr.com

CONTACT: In China: Mr. Colin Wang, Investor Relations Director, VisionChina Media Inc. at +86-135-1001-0107 or colin.wang@visionchina.cn; Mrs. Helen Plummer, Investor Relations Adviser, VisionChina Media Inc. at +86-139-1167-2124 or helen.plummer@visionchina.cn; In the United States: Ms. Jessica Barist Cohen, Ogilvy Financial, New York at +1-646-460-9989 or jessica.cohen@ogilvypr.com